December 22, 2004

Mail Stop 0409

Robert J. Stetson
President and Chief Executive Officer
U.S. Restaurant Properties, Inc.
12240 Inwood Road, Suite 300
Dallas, Texas  75244

Re:	U.S. Restaurant Properties, Inc.
	Amendment No. 2 to
      Registration Statement on Form S-4 Filed December 9, 2004
      Registration No. 333-119116

Dear Mr. Stetson:

      This is to advise you that we have reviewed only those portions of the above registration statement that relate to the narrative discussion of the proposed mergers and the accounting treatment proposed in your cover letter as it pertains to the accounting treatment for the mergers, the presentation of pro forma financial information under multiple scenarios and the restatement of previously issued financial statements. We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Please delete the last sentence of the first paragraph.

Determination of Merger Consideration, page 67

2. We note your response to comment 4. With respect to the analyses prepared by the "respective officers and employees" (p.68), the "independent third party appraisals" (p. 74) and the "liquidation analyses" (p.74), please provide the information required by Item 1015(b)(6) of Regulation M-A, or supplementally advise us why such information is not required.

Income Funds` Reasons for the Income Fund Mergers, page 73

3. Please revise the last bullet point to explain the reason for the belief that the current rate of distributions would not continue. We note from your disclosure on page 46 that "the primary factor which has caused, and is likely to continue to cause, the Income Funds` operating income to be insufficient to maintain historic distribution levels is tenant delinquencies and defaults."

The Merger Agreements, page 110

Conditions to the Mergers, page 119

4. We note your response to our prior comment 9. Please update us on the status of the closing agreement and, if fully executed, reflect that the condition has been satisfied in your next amendment.

Material Federal Income Tax Consequences, page 176

	Taxation of the Combined Company, page 181

5. Please reference the Shaw Pittman combined company REIT qualification opinion.

Legal Matters, page 196

6. Please revise the disclosure to clarify that only Shaw Pittman will deliver a REIT opinion with respect to the combined company.

Part II.  Information Not Required in Prospectus

Legal Opinions

7. We note your response to our prior comment 16. However, there remain references to "representations" and "statements" in the Tax Representation Letter in the opinion paragraphs of Exhibits 8.1, 8.2,
8.3 and 8.4. Please have counsel revise their references to refer to
"factual" representations and "factual" statements.

8.1 Opinion

8. We note your response to comment 1 and your revision to provide a
"should" opinion with respect to the treatment of the Series C preferred stock as "nonqualified preferred stock." Please have counsel revise the opinion to explain the reasons for counsel`s inability to provide a "will" opinion. We note the explanation provided on page 177 of the prospectus.

Supplemental Materials

9. In its May 20, 2003 presentation, CNLRP management discussed certain diligence issues with its board of directors regarding USRP, including property and tenant files, environmental issues and internal controls. Please disclose these diligence concerns as a negative factor considered by the board or supplementally advise us why the board did not consider them.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jorge Bonilla at (202) 942-1993 or Kathleen Collins, Branch Chief, at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan, Attorney-Advisor, at (202) 824-
5445, or me at (202) 942-1766 with any other questions.



Sincerely,



Elaine Wolff
Special Counsel



cc:	Kenneth L. Betts (via facsimile)
	Thomas H. McCormick
	William J. Conti






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U.S. Restaurant Properties, Inc.
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